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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

NuPathe Inc.
(Name of Subject Company)

NuPathe Inc.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67059M100
(CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of NuPathe Inc. (the "Company") filed with the Securities and Exchange Commission (the "SEC") on December 23, 2013 (the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by DM Merger Sub Inc., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Endo Health Solutions Inc., a Delaware corporation ("Parent"), to purchase any and all of the issued and outstanding shares of the Company's common stock, par value $0.001 per share (the "Shares"), at a price per Share of $2.85 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company's primary product, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer") filed by Parent and Purchaser with the SEC on December 23, 2013. The Offer is described in a Tender Offer Statement on Schedule TO-T (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the SEC on December 23, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below:

Item 8.    Additional Information

        Item 8 ("Additional Information") of the Schedule 14D-9 is hereby amended and supplemented by adding the following information set forth below at the end of Item 8(e) under the heading "Litigation" with the following:

          "On December 27, 2013, a purported stockholder of the Company filed a class action lawsuit in the Court of Chancery of the State of Delaware, docketed as Gilbert v. NuPathe Inc., et al., Dkt. No. 9206 (the "Gilbert Action") against the Company, Purchaser, Parent and each of the Company's directors. The Gilbert Action purports to be brought individually and on behalf of all public stockholders of the Company. The Gilbert Action purports to allege that the Company's director defendants breached their fiduciary duties to the Company's stockholders in connection with the Offer and that Parent and Purchaser aided and abetted such alleged breach of the Company's director defendants' fiduciary duties. Although the Company has been named as a defendant in this action, none of the specific claims alleged are asserted against the Company. The Gilbert Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief enjoining preliminarily and permanently the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, directing that the defendants account to plaintiff and other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of the alleged breaches of their fiduciary duties to the purported stockholder and other members of the putative class, awarding plaintiff the costs of the Gilbert Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

          The complaint in the Gilbert Action is incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO as filed on Schedule TO-T/A on December 30, 2013. The foregoing description of the Gilbert Action is qualified in its entirety by reference to Exhibit (a)(5)(F) to the Schedule TO, as amended.

          On December 27, 2013, a purported stockholder of the Company filed a class action lawsuit in the Court of Chancery of the State of Delaware, docketed as Morant v. NuPathe Inc., et al., Dkt. No. 9208 (the "Morant Action") against the Company, Purchaser, Parent and each of the Company's directors. The Morant Action purports to be brought individually and on behalf of all public stockholders of the Company. The Morant Action purports to allege that the Company's director defendants breached their fiduciary duties to the Company's stockholders in connection with the Offer and that the Company and Parent aided and abetted such alleged breach of the Company's director defendants' fiduciary duties. Based on these allegations, the Morant Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief enjoining preliminarily and permanently the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, directing that the defendants account to plaintiff and other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of the alleged breaches of their fiduciary duties to the purported stockholder and other members of the putative class, awarding plaintiff the costs of the Morant Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

          The complaint in the Morant Action is incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO as filed on Schedule TO-T/A on December 30, 2013. The foregoing description of the Morant Action is qualified in its entirety by reference to Exhibit (a)(5)(G) to the Schedule TO, as amended.

          On December 20, 2013, a purported stockholder of the Company filed a class action lawsuit in the Chester County Court of Common Pleas of the State of Pennsylvania, docketed as Affronte v. NuPathe Inc., et al., Dkt. No. 2013-12446 (the "Affronte Action") against the Company, Purchaser, Parent and each of the Company's directors. The Affronte Action purports to be brought individually and on behalf of all public stockholders of the Company. The Affronte Action purports to allege that the Company's director defendants breached their fiduciary duties to the Company's stockholders in connection with the Offer and that the Company and Parent aided and abetted such alleged breach of the Company's director defendants' fiduciary duties. Based on these allegations, the Affronte Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief enjoining the Offer and the Merger until and unless all material information concerning it are disclosed, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, directing that the individual defendants to exercise their fiduciary duties to obtain a transaction in the best interests of the shareholders, awarding plaintiff the costs of the Affronte Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

          The complaint in the Affronte Action is incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO as filed on Schedule TO-T/A on December 30, 2013. The foregoing description of the Affronte Action is qualified in its entirety by reference to Exhibit (a)(5)(H) to the Schedule TO, as amended."

Item 9.    Exhibits

        Item 9 ("Exhibits") of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(F)	Complaint filed by Charlotte Gilbert in the Court of Chancery of the State of Delaware on December 27, 2013 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO as filed on Schedule TO-T/A on December 30, 2013).
(a)(5)(G)
Complaint filed by Ricardo Morant in the Court of Chancery of the State of Delaware on December 27, 2013 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO as filed on Schedule TO-T/A on December 30, 2013).
(a)(5)(H)
Complaint filed by Richard Affronte in the Court of Common Pleas of Chester County, Pennsylvania on December 20, 2013 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO as filed on Schedule TO-T/A on December 30, 2013).

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUPATHE INC.
Date: December 30, 2013	By:	/s/ ARMANDO ANIDO
		Name:	Armando Anido
		Title:	Chief Executive Officer

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  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE